Exhibit 3.18

Arbitration Panel Ruling

Regarding the Amended and Restated Bylaws of CommonWealth REIT

As described in the section entitled “Legal Proceedings” of the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2013 to which this is Exhibit 3.18, pursuant to Paragraph 1 of an Interim Order dated August 7, 2013, the Arbitration Panel in the proceedings between the Company and Corvex/Related, invalidated the Company’s bylaw which provided that one or more shareholders requesting a record date for a consent solicitation to remove Company Trustees must have held at least three percent (3%) of the Company’s common shares for at least three years and found that the previous Company bylaw requiring that a shareholder requesting a record date for a consent solicitation meet a $2,000 share ownership threshold for a period of at least one year remains in effect.  Capitalized terms used in this paragraph have the meanings ascribed to them in such Form 10-Q.  A copy of the Interim Order is attached hereto.

IN THE MATTER OF AN ARBITRATION BETWEEN

)
COMMONWEALTH REIT, et al.,	)
)
Claimants and Counterclaim Respondents,	)
)
REIT MANAGEMENT & RESEARCH LLC,	)
	)	AAA No. 11-512-Y-276-13
Claimant,	)
)
v.	)
)
CORVEX MANAGEMENT LP, et al.,	)
)
Respondents and Counterclaimants.	)
)

INTERIM ORDER GRANTING IN PART AND DENYING IN PART
RESPONDENTS’ MOTION FOR PARTIAL SUMMARY JUDGMENT

Upon consideration of all of the briefs, affidavits and exhibits submitted on behalf of the parties in support of and in opposition to the Motion for Partial Summary Judgment of Respondents and Counterclaimants Corvex Management LP and Related Fund Management, LLC (hereafter “Respondents”) on Counts I through VII of their Counterclaims (the “Motion”), and upon hearing and considering the oral arguments presented by counsel at a July 26, 2013 hearing held in New York, New York, the Motion is hereby GRANTED in part and DENIED in part.

1.              With respect to what the parties have referred to as the 3+3 bylaws (which sets a minimum requirement for requesting a record date for a consent solicitation as holding 3% of the company stock for a 3 year period), the Panel has concluded as a matter of law that while some holding period and some minimum threshold ownership level either singularly or in combination can be set in the bylaws as a condition to a shareholder or shareholders obtaining a record date for a consent solicitation, the Trustees may not adopt either a minimum ownership threshold or a minimum holding period which operating either separately or together substantially impairs the right of shareholders to proceed with a consent solicitation by making the obtaining of a record date on a consent solicitation unreasonably difficult to achieve. The Panel has determined that the 3+3 bylaws exceed this standard as a matter of law even though the Panel concludes that there is no evidence that the Trustees of CommonWealth REIT (“CWH”) were not acting in good faith in adopting the 3+3 bylaws.

The Panel further has determined that the effect of striking the 3+3 bylaws as invalid is to reinstate the prior version of that bylaw. The prior version of the 3+3 bylaw, which Respondents also have challenged, provided for a $2,000 stock ownership threshold and a 1-year holding period for a consent solicitation (the “2+1 bylaws”).

The validity of the 2+1 bylaws shall be determined, if necessary, after the full evidentiary hearing scheduled to commence on October 7, 2013 together with all of the other multiple unresolved issues raised by the Motion and other issues pertinent to the claims and counterclaims which have been alleged in this arbitration.

Having determined that the 3+3 bylaws are invalid as set out above, pending further order of the Panel or valid action of CWH, the Panel further finds that the 2+1 bylaws are in effect.

This Order should not be interpreted to hold as a matter of law that the ownership threshold or holding periods in the 2+1 bylaws are valid limits, but rather only that the limits in the 3+3 bylaws are invalid.

It is therefore ORDERED that Respondents’ Motion for Partial Summary Judgment is granted striking the current version of the 3+3 bylaws and that the prior version of such bylaws (the 2+1 bylaws) providing for a $2,000 ownership threshold and a 1 year holding period in order to apply for a record date for a consent solicitation is in effect and in force until further order of the Panel or valid action of CWH.

2.              The balance of the relief requested by Respondents’ Motion for Partial Summary Judgment is DENIED so as to afford all Parties the opportunity at the evidentiary hearing to present and cross examine the pertinent evidence on all remaining claims, counterclaims and issues in the case. It is the intention of the Panel to render a single, final dispositive award, following the conclusion of the scheduled evidentiary hearing.

3.              By way of guidance to the parties on one of the issues raised by the Motion, the parties hereby are informed that it is the Panel’s preliminary view that the opt-in by CWH to Section 3-803 of the Maryland General Corporation Law does not eliminate or otherwise modify the right of the shareholders of CWH under CWH’s Declaration of Trust to remove CWH’s Trustees without cause; this view is subject to change based upon the arguments and evidence presented at the evidentiary hearing in October 2013.

4.              Given the Panel’s rulings above, a decision on Respondents’ additional motion for an order directing the officers of CWH to call a special meeting would be premature. Accordingly, that motion hereby is taken off calendar without prejudice to further consideration at a later date, if appropriate.

5.              Any relief requested in connection with the Motion by any Party, which is not specifically granted, is DENIED.

Dated: August 7, 2013	/s/ Henry J. Silberberg
Henry J. Silberberg, Panel Chair

Dated: August 7, 2013	/s/ Adrian M. Overstreet
Adrian M. Overstreet, Arbitrator

Dated: August 7, 2013	/s/ William B. Chandler
William B. Chandler, III, Arbitrator